EXHIBIT 99.11

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries including Mineral Park Inc. The MD&A of financial position and results of operations should be read in conjunction with Mercator’s unaudited condensed consolidated interim financial statements and the related notes for the period ended March 31, 2011, which are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), as well as the 2010 Annual Consolidated Financial Statements and the MD&A included in the Mercator 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Unless otherwise noted, all currency amounts are in US dollars and all tabular amounts are in millions. This MD&A has been prepared as of June 14, 2011. Additional information, including our 2010 Annual Consolidated Financial Statements, annual information form, and MD&A for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.  For a discussion of the Company’s adoption of International Financial Reporting Standards (“IFRS”), refer to page 19 of this MD&A.

This MD&A contains “forward-looking information and statements” that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information”.  The reader is cautioned not to place undue reliance on forward-looking statements.

FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

●
Produced 9.0 million pounds of copper in concentrates and 0.5 million pounds of cathode copper, a 3.3 million pound increase over the total first quarter 2010 copper production of 6.2 million pounds.  Produced a monthly record of 3.9 million pounds of copper in March 2011.

●	Produced 1.0 million pounds of molybdenum in concentrates, a 0.4 million pound increase over the first quarter 2010 production of 0.6 million pounds.

●
In April 2011, completed 30 consecutive days of mill operation at an average of 35,000 tons per day which met the requirements of our completion guarantee under the terms of the Silver Wheaton silver agreement.

●	Revenues of $55.8 million for the first quarter of 2011, an increase of $25.3 million, or 83%, over the first quarter of 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

●	Mining and processing costs, including freight, smelting and refining of $36.9 million, a $10.1 million increase, or 38%, over the first quarter of 2010.

●	Net loss of $6.2 million ($0.03 per share) for the first quarter of 2011, compared to a net loss of $11.4 million ($0.06 per share) for the first quarter of 2010.

●	Operating cash flows from operations of $8.5 million for the first quarter of 2011, compared to nil in the first quarter of 2010.

●
Capital expenditures of $19.5 million included $12.4 million for the Phase 2 mill expansion and $7.1 million for the natural gas turbine installation. Both of these projects are scheduled to be completed near the end of June 2011 with commissioning activities to commence in July 2011.

●	The initial quarterly credit facility principal payment of $4.8 million was made at March 31, 2011.

●	Cash and cash equivalents, including restricted cash, totalled $33.3 million at March 31, 2011, a decrease of $12.9 million from December 31, 2010.

●
In April 2011, the Company entered into a definitive arrangement agreement pursuant to which Mercator will acquire all the outstanding common shares of Creston Moly Corporation (“Creston”) by way of a plan of arrangement.

Our financial results are prepared in accordance with IFRS. This MD&A refers to “Net cash flow from operations and Earnings from operations” which are not performance measures recognized as having a standardized meaning under IFRS.  We disclose these performance measures, which have been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results to investors. These performance measures may not be comparable to similar data presented by other mining companies. These should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

OVERVIEW

The Company is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States and Mexico.   The Company’s principal assets are its 100% owned Mineral Park Mine (“Mineral Park”), a producing copper/molybdenum mine located near Kingman, Arizona, and its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico.  The remaining life of mine at Mineral Park was 23 years at December 31, 2010.  The Company anticipates El Pilar to be a conventional open pit, run of mine, heap leach copper project and currently anticipates a development decision in the third quarter of 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Since 2009, the Company has completed construction, commissioning and commercial production of the Phase 1 and Phase 1.5 mill expansions at the Mineral Park Mine increasing capacity from a 25,000 ton per day (tpd) mill to capacity of 30,000 - 35,000 tpd. In July 2011, the Company expects to have completed construction of and will commence commissioning the Phase 2 expansion of the mine and ore processing facilities increasing ore throughput to 50,000 tpd resulting in a substantial increase in the copper and molybdenum production and a decrease in unit cost of sales.  The gas turbine anticipated to be in service by the end of June 2011, will supply the power for the Phase 2 incremental power requirements. The Company’s guidance for copper and molybdenum production for 2011 as follows:

(in millions of pounds )
Forecast	Copper	Molybdenum
2nd quarter 2011 (1)	10.9	1.6
3rd quarter 2011	14.1	1.8
4th quarter 2011	12.5	2.3
	37.5	5.7
Actual
1st quarter 2011	9.5	1.0
Total forecast 2011	47.0	6.7

(1)
On June 7, 2011, the Company announced that for the first two months of Q2 2011, the Company produced 7,538,130 pounds of copper and 1,128,674 pounds of molybdenum at its wholly owned Mineral Park mine in Arizona, as compared to total Q2 2011 production guidance for the months of April to June, of 10,163,548 pounds of copper and 1,033,558 pounds of molybdenum, representing 74% of the guided quarterly copper production and 109% of the guided quarterly molybdenum production during a period of two months of a three month quarter, with a full month of production to come.

The Company has completed two crib tests to determine run-of-mine ore leach ability at its El Pilar SX/EW development project in Mexico. The completed tests demonstrate recoveries of 67.9% for Crib 1 and 63.7% for Crib 2 over 120 days.   The recoveries were very similar to the recoveries produced in column testing, where 67.5% recovery was achieved in 120 days.  As a result of this successful test program, Mercator is proceeding with an optimized feasibility study incorporating the run-of-mine development option for El Pilar.  Run-of-mine leaching will eliminate the capital and operating costs associated with the crushing plant for El Pilar.  The optimized feasibility study is expected to be complete in July 2011.

CORPORATE DEVELOPMENTS

On April 12, 2011, the Company and Creston entered into a definitive agreement pursuant to which Mercator will acquire all the outstanding common shares of Creston by way of a plan of arrangement.  The proposed transaction is expected to close in late June should it be approved by shareholders of Creston and receive approval of the Supreme Court of British Columbia.  Creston owns a 100% interest in El Creston, an advanced development-stage moly-copper project located in Sonora, Mexico. The project is expected to generate average annual production of approximately 24.0 million pounds of molybdenum and approximately 16.0 million pounds of

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

copper over a 13 year mine life.  Mercator believes that the addition of a world-class development asset like El Creston, which is anticipated to commence development in 2013, is a strong step towards creating a strong intermediate base metals company with an attractive growth profile.

RESTATEMENT

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the three months ended March 31, 2010 to correct a prior period cut off error affecting copper revenue and certain costs and expenses. For the three months ending March 31, 2010 the Company understated copper revenue by $6.7 million and certain costs and expenses by $0.9 million which were instead recognized during the three months ended June 30, 2010. In addition, approximately $2.2 million of mining and processing costs should have been recognized during the three months ended March 31, 2010 which were instead reported as prepaid expenses and inventory.  The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year.

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
March 31, 2010
Accounts receivable	$6,650	$1,295	$7,945
Inventories	14,198	(1,207)	12,991
Prepaid expenses	1,115	(943)	172
Total Assets	377,502	(855)	376,647
Accounts payable and accrued liabilities	26,305	(7,502)	18,803
Deferred income tax liability	1,811	3,005	4,816
Total Liabilities	193,690	(4,497)	189,193
Deficit	(67,457)	3,642	(63,815)
Total Liabilities and Equity	377,502	(855)	376,647

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Three Months ended March 31, 2010
Copper revenue	$13,091	$6,651	$19,742
Freight, smelting & refining	4,878	826	5,704
Mining and processing	18,904	2,186	21,090
Administration	2,736	(580)	2,156
Exploration expenditures	-	232	232
Current income taxes expense	-	345	345
Net loss for the period	(11,347)	3,642	(7,705)
Loss per common share	(0.06)		(0.04)

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

SUMMARIZED FINANCIAL RESULTS

The following table presents our unaudited quarterly results of operations for each of the last eight quarters.  This data has been derived from our unaudited interim consolidated financial statements, which in our opinion; include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information.  Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2010 and 2009.

(in millions, except per share amounts)	Three Months Ended
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2011	2010(1)				2009(2)

Revenues	55.8	56.0	49.7	46.3	30.5	34.9	26.2	21.2
Copper sold (pounds) (3)	8.8	9.6	9.0	5.9	6.2	7.2	5.5	8.0
Molybdenum in concentrate sold (pounds) (4)	1.0	1.6	1.2	1.0	0.6	0.1	0.5	0.4
Average realized copper price	$4.44	$3.75	$3.41	$3.15	$3.45	$3.06	$2.85	$2.25
Average realized molybdenum price	$15.65	$15.56	$11.90	$15.61	$16.88	$11.02	$13.76	$-
Average COMEX copper price	$4.38	$3.92	$3.28	$3.18	$3.29	$3.01	$2.65	$2.12
Average Molybdenum spot price	$17.32	$15.65	$14.86 $	16.52	$15.17	$11.33	$14.23	$8.94
Earnings (loss) from operations	9.2	18.3	7.5	6.4	(4.6)	1.2	2.5	(4.6)
Unrealized gain (loss) on derivative instruments	(7.5)	(51.2)	(81.2)	20.6	-	-	-	-
Unrealized gain (loss) on stock purchase warrants	5.8	(23.8)	(13.3)	14.9	(1.8)	-	-	-
Net income (loss)	(6.2)	(69.1)	(89.3)	30.6	(11.4)	(1.8)	(0.7)	(4.4)
Net loss per share	(0.03)	(0.35)	(0.46)	0.16	(0.06)	(0.01)	(0.01)	0.04
Cash flow from operating activities	8.5	23.3	7.1	(26.4)	-	11.8	0.0	(29.2)
Cash and cash equivalents (including restricted cash)	33.3	46.2	46.7	44.6	57.6	62.2	64.8	7.6
Total assets	426.6	422.6	393.7	395.2	375.5	381.1	341.8	275.5

(1)	These amounts have been restated in accordance with IFRS and reflect changes as per note 4 of the condensed consolidated interim financial statements.

(2)	These figures are reported in accordance with Canadian GAAP.

(3)
The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1, M+3, or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and domestically to Miami and Hayden, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 20,000 wmt per year in years 2011-2012 and 70,000 dry metric tons (dmt) in 2011-2017, plus an additional 20,000 dmt per year in years 2011-2012.

(4)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site. Current off-take agreement is an Evergreen Contract for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

REVIEW OF FINANCIAL RESULTS

Three months ended March 31, 2011 compared to the three months ended March 31, 2010

The Company’s only operating property is Mineral Park in Kingman, Arizona.

For the three months ended March 31, 2011, the Company reported a consolidated net loss of $6.2 million, or $0.03 per share, compared to a consolidated net loss of $11.4 million, or $0.06 per share, for the three months ended March 31, 2010.  Consolidated earnings from operations were $9.2 million for the three months ended March 31, 2011 compared to a loss from operations of $4.6 million for the comparable period in 2010.  Our consolidated net loss was significantly impacted by the following factors discussed in the following paragraphs:

OPERATING REVENUES AND EXPENSES

Consolidated revenues generated during the three months ended March 31, 2011 were $55.8 million, an increase of $25.3 million, or 83% from revenues of $30.5 million for the three months ended March 31, 2010.  Consolidated revenues increased due to increased production and recoveries of copper and molybdenum and higher average realized sales prices for copper and molybdenum sold. The increase in copper and molybdenum production is a direct result of the expanded mine and concentrator activities compared to the first quarter of 2010.

The Company’s shipped production in the current quarter totaled 8.6 million pounds of copper in concentrates (2010 – 5.0 million), 1.0 million pounds of molybdenum (2010 – 0.6 million) and 0.4 million pounds of cathode copper (2010 – 0.8 million).  The average realized price during the quarter ended March 31, 2011 was approximately $4.44 per pound, compared to $3.45 per pound for the quarter ended March 31, 2010. The average realized sales price for molybdenum was $15.65 per pound compared to $16.88 per pound for the quarter ended March 31, 2010. The copper and molybdenum market strengthened through 2010 however, prices for these commodities fell slightly at the end of the first quarter 2011.

The Company’s copper production that exceeds the amount of copper forward sales, is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).  The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

During 2010, the Company experienced a gradual increase in the tons of ore processed per day (tpd), with the first quarter of 2010 averaging 22,948 tpd and the fourth quarter of 2010 averaging 29,374 tpd. Copper and molybdenum metal production increased in direct relation to the increase in ore production during 2010. The exception was that copper metal production in the fourth quarter of 2010 showed a slight decline due to the lower ore grade.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

During the first quarter of 2011, the Company processed an average of 29,166 tpd. For the last 26 days in March and the first 4 days of April, the Company processed an average of 35,238 tpd. This completed the requirement of our completion guarantee under the terms of the Silver Wheaton agreement for 30 consecutive days of mill operation at an average of 35,000 tons per day. Due to a change in the mix of ore grades, copper metal production increased and molybdenum metal production decreased during the first quarter of 2011 compared to copper and molybdenum production in the fourth quarter of 2010.

In July 2011, the Company expects to have completed construction of and commence commissioning of the Phase 2 expansion of the mine and ore processing facilities increasing ore throughput to 50,000 tpd resulting in an anticipated increase in the copper and molybdenum production and an expected decrease in unit cost of sales.  The gas turbine purchase will supply the power for the Phase 2 incremental power requirements. Key operating statistics for Mineral Park are presented below:

Production	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
- Copper in concentrate (000s lbs)	8,949	7,238	8,167	8,180	5,432
- Copper cathode (000s lbs)	540	687	865	825	777
- Molybdenum (000s lbs)	1,008	1,528	1,235	948	638
- Silver (oz)	158,668	148,463	135,136	117,185	64,952
Mining
Waste (tons)	1,771,635	2,814,389	1,703,760	1,529,176	2,082,594
- Ore (tons)	2,556,265	2,836,299	2,266,087	2,394,065	2,361,475
- Leach (tons)	1,060,097	502,334	1,261,890	1,234,743	1,059,323
- Total material mined (tons)	5,387,999	6,153,023	5,231,736	5,157,983	5,503,392
Milling
- Tons processed	2,624,947	2,702,416	2,522,717	2,308,771	2,065,302
- Tons processed per day	29,166	29,374	27,466	25,371	22,948
- Copper grade (%)	0.23	0.17	0.22	0.24	0.219
- Molybdenum grade (%)	0.035	0.041	0.040	0.039	0.038
- Silver grade (opt)	0.143	0.074	0.093	0.102	0.115
Recoveries
- Copper (%)	74.8	77.9	72.9	73.8	60.1
- Molybdenum (%)	54.6	69.8	61.7	52.1	40.3
- Silver (%)	42.4	74.1	57.4	49.7	27.4
Copper Concentrate
- Dry tons produced	30,233	23,570	21,324	26,951	20,050
- Copper grade (%)	14.8	15.4	19.2	15.0	13.5
- Silver grade (opt)	5.25	6.30	6.34	4.35	3.24
Molybdenum Concentrate
- Dry pounds produced	2,062,740	3,087,960	2,467,972	1,902,222	1,369,629
- Molybdenum grade (%)	48.9	49.5	50	49.9	46.5

On site Operating Costs (1) ($/t milled)	$11.62	$11.15	$9.61	$8.05	$9.62
Pounds of copper produced (000s lbs)	9,489	7,924	9,032	9,005	6,209

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Total cash cost per pound (1) of copper produced	$2.58	$2.53	$2.12	$1.89	$2.74
Total cash cost per pound (1) of produced molybdenum	$14.24	$11.32	$9.57	$10.50	$13.26
(1) The cash cost per pound of produced copper measure shown is an estimate of the cash cost on a production basis. Costs are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. This performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Mining and processing expenses increased by $8.4 million to $29.5 million during the three months ended March 31, 2011, or 40%, from $21.1 million for the comparative 2010 period.  Freight, smelting and refining charges increased by $1.7 million to $7.4 million during the three months ended March 31, 2011, or 30%, from $5.7 million for the comparative 2010 period.  These increases were primarily due to costs associated with increased mining and processing activities during the year.  The Phase 1.5 mill expansion resulted in additional capacity starting February 2010 and related increases in costs.

OTHER OPERATING EXPENSES

(in millions)	Three Months Ended March 31
	2011	2010
Administration	$4.6	$2.2
Share based payments	1.7	3.1
Exploration expenditures	0.5	0.2
Amortization and depreciation of mineral properties, plant and equipment	3.0	2.9

Administration costs increased by $2.4 million, or 109% during the three months ended March 31, 2011 over the comparable 2010 period.  This increase was primarily due to a substantial increase in property taxes at Mineral Park mine compared to the three months ended March 31, 2010 and related to the increase in mining and processing activities; the Company is experiencing an increase of personnel and consultants performing administrative activities compared to the previous periods.

Share based payments expense decreased by $1.4 million, or 45%, during the three months ended March 31, 2011. This decrease is primarily due to 1.2 million shares of stock options vesting during the three months ended March 31, 2010. No similar vesting occurred during the three months ended March 31, 2011.

During the three months ended March 31, 2011, the Company incurred $0.5 million of exploration expenditures compared to $0.2 million for the three months ended March 31, 2010. The El Pilar project is the Company’s only exploration project and is described further under Project Development Review.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Amortization and depreciation of mineral properties, plant and equipment of $3.0 million during the three months ended March 31, 2011 was consistent with the comparable 2010 period.  Amortization and depreciation of mining specific assets are charged to operating costs and are based on a unit-of-production basis.

OTHER INCOME (EXPENSE)

(in millions)	Three Months Ended March 31
	2011	2010
Finance expense	$(2.4)	$(4.6)
Realized loss on derivative instruments	(11.3)	‐
Unrealized loss on derivative instruments	(7.5)	‐
Unrealized gain / (loss) on stock purchase warrants	5.8	(1.8)

The Company earns interest income on its cash and cash equivalents and restricted cash, finance income was nominal for the periods ended March 31, 2011 and 2010.

Finance expense decreased by $2.2 million, or 48% during the three months ended March 31, 2011 over the comparable 2010 period primarily due to the credit facilities the Company entered into subsequent to March 31, 2010. Finance expense for the three months ended March 31, 2010 relates primarily to the 11.5% Senior Secured notes which were originally due in February 2012 and which were extinguished in May 2010.  The credit facility, along with interest rate swaps, cut interest rates by more than half from 11.5% to an average of 4.83%, representing a savings of approximately $700,000 per month on the Company’s financing instruments.

The Company incurred lender’s fees of $6.4 million in connection with the new Credit Facilities and this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

Accretion of provision for site reclamation and closure is classified in the statement of comprehensive income as a finance expense versus as operating costs under previous Canadian GAAP.

Realized loss on derivative instruments was $11.3 million for the three months ended March 31, 2011. $11.0 million relates to the copper forward contracts which were closed out and settled in cash.  Current market prices of copper are higher than the forward contract prices. The remaining $0.3 million relates to the interest rate swap arrangement.  Both of these arrangements were entered into as part of the new credit facility in April 2010.

Unrealized loss on derivative instruments was $7.5 million for the three months ended March 31, 2011. This relates to the increase in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

 Unrealized gain on share purchase warrants was $5.8 million for the three months ended March 31, 2011. This represents a decrease in the fair value of the liability related to the share purchase warrants compared to an increase in the liability of $1.8 million in the comparable 2010 period.

INCOME TAXES

The Company believes that it is likely that the Company will not receive the full benefits of its tax assets. Accordingly, a full valuation allowance has been established as at December 31, 2010 and as at March 31, 2011. The income tax provision is nil for the period ended March 31, 2011 and $0.3 million for the period ended March 31, 2010.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

At March 31, 2011, the Company had cash and cash equivalents of $23.3 million compared to $36.2 million at December 31, 2010, and $57.6 million at March 31, 2010.  At March 31, 2011, the Company had a working capital deficiency of $19.7 million compared to a working capital balance of $3.8 million at December 31, 2010 and $34.4 million at March 31, 2010.  Historically, our growth has been financed through the sale and issuance of our common shares and other securities by way of equity financings, commercial financing arrangements, and increased cash flow from operations at the Mineral Park Mine.

The Company completed commission of the Phase 1 mill expansion at the Mineral Park Mine and declared commercial production in April 2009. During 2010, the results of operations improved each quarter and the Company reported income from operations of $27.4 million for the year ended December 31, 2010, and income from operations of $9.2 million for the three months ended March 31, 2011. The Company expects that the completion of Phase 2 of the mine and ore processing facilities in July 2011 is expected to increase each of copper and molybdenum production by substantial amounts (see 2011 forecast metal production table on page 3). This incremental increase in metal production is expected to be sold at the market rates.  Based on these factors, the Company expects its working capital balances to begin increasing after the Phase 2 expansion is complete.

While management believes the medium and long term fundamentals of copper and molybdenum are very good, the Company has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park and its El Pilar project in Mexico.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

(in millions)	Three Months Ended March 31
	2011	2010
Cash provided by (used in)
Operating activities	$8.5	$	‐
Financing activites	(1.3)		‐
Investing activities	(20.0)		(4.6)

Decrease in cash and cash equivalents	(12.8)		(4.6)

Cash Flow from Operations

Cash flow provided by operations for the three months ended March 31, 2011 was $8.5 million, compared to nil for the three months ended March 31, 2010. The primary reason for this increase was copper and molybdenum revenues improved by $19.4 million and $5.5 million, respectively, when compared to the three months ended March 31, 2010. The increase in revenues was primarily due to the increase in copper and molybdenum price realizations and an increase of 2.6 million pounds of copper and 0.4 million pounds of molybdenum sales. The $25.3 million increase in total revenues was partially offset by an $11.5 million increase in operating cash cost.

Financing Activities

Cash flow used in financing activities for the three months ended March 31, 2011 was $1.3 million, compared to cash used in financing activities of nil for the three months ended March 31, 2010. During the quarter the first payment on the credit facility of $4.7 million was made. This was offset by proceeds for share purchase warrants and stock options exercised of $3.2 million and the final proceeds of $0.5 million on the gas turbine project financing.

As detailed in our December 31, 2010 consolidated financial statements the Company entered into several different financing arrangements and extinguished senior debt units, with the objective of providing sufficient cash flow to support and grow its operations.

Deferred Revenue for Silver Sales

In March 2008, the Company entered into an arrangement (the “Arrangement”), and subsequently amended, with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

The Company was required to achieve a minimum target rate of 35,000 tons of ore per day over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

subordination agreement.  In 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company.  As announced on April 5, 2011, the Company has met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days before this date.

Equipment Loans

The Company enters into various agreements with third parties to acquire the use of equipment utilized at the Mineral Park Mine. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.095% to 7.75%, maturing at various dates ranging from January 1, 2011 to September 30, 2015.  All agreements are collateralized by the respective mining equipment.  During the three months ended March 31, 2011, the Company made repayments of $0.3 million (March 31, 2010 - $1.0 million).

Investing Activities

The Company invested $19.5 million in property, plant and equipment for the three months ended March 31, 2011, primarily comprised of $12.4 million for the Phase 2 mill expansion and $7.1 million for the natural gas turbine installation. During the three months ended March 31, 2010, the Company incurred $4.6 million of capital expenditures related to Phase 1.5 of the mill expansion.

During the three months ended March 31, 2011 the Company made a payment of $0.6 million related to the net proceeds interest liability account.  As at March 31, 2011, the Company has paid $2.0 million of the $2.7 million consideration due for the acquisition of Mineral Park.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy.  The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar, and to limit exposure to credit and market risks.  The Board approves and monitors the risk management processes and there were no changes to the objectives or the process from the prior year.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company has no designated hedging transactions. The Company has provided the Company’s assets as collateral on its revolving and non-revolving credit facilities, project financing, equipment loans and capital leases.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Please refer to the Company’s 2010 Annual Consolidated Financial Statements and the MD&A for a full description of the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures. There have not been any significant changes in these risks since that filing.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2011:

(in millions)	2011			2012 - 2013		2014 - 2015	Thereafter		March 31, 2011 Total		Dec 31, 2010 Total
	$		$		$		$		$		$
Accounts payable and accrued liabilties		30.0		-		-		-		30.0		21.5
Derivative instruments (a)		39.6		55.0		32.8		2.3		129.7		111.9
Non-revolving credit facility		14.3		38.1		38.1		4.7		95.2		100.0
Revolving credit facility						30.0		-		30.0		30.0
Project financing for gas turbine		1.7		6.0		6.0		7.2		20.9		19.8
Equipment loans (b)		1.8		2.8		1.2		-		5.8		6.1
Provision for site restoration and closure (c)		-		-		-		22.6		22.6		22.6
Net proceeds interest liability (d)		0.7		-		-		-		0.7		1.2
		88.1		101.9		108.1		36.8		334.9		313.1

a)	Derivative liabilities include the fair value for the forward contracts for copper of $118.4 million and the fair value of interest rate swaps of $.9 million.

b)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.0951% to 7.751% maturing at various dates ranging from January 1, 2011 to September 30, 2015.All term loans are collateralized by certain mining equipment purchased under respective equipment loans.

c)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034-2043.

d)
Contingent payments originally totaling $2.7 million reimbursed based on a net profit interest of 5% per quarter on cumulative revenue minus cumulative cash operating expenses of Mineral Park operations.  At March 31, 2011, $2.0 million of this amount was paid.

In the opinion of management, the cash available at March 31, 2011, together with future cash flows from operations including forward contract sales and available funding facilities, is sufficient to meet its financial requirements, support its commitments, and comply with covenants on the credit facilities.

OUTSTANDING SHARE DATA

At June 10, 2011, there were 201,363,026 common shares issued and outstanding.  In addition there were 9,238,600 stock options outstanding with exercise prices ranging between C$0.385

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

and C$10.44 per share of which approximately 87% were exercisable.  There were 5,994,550 share purchase warrants outstanding which entitle the holder to purchase one common share at an exercise price of C$4.00; 14,154,662 warrants at an exercise price of C$1.00, and 464,423 agent’s share purchase warrants at an exercise price of C$2.60.  All warrants are traded on the Toronto Stock Exchange and are exercisable at March 31, 2011 and June 10, 2011.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

A director of the Company is also a partner at a law firm which the Company engages.  For the three months ended March 31, 2011, legal services of $26,000 were incurred (March 31, 2010 - $21,000). This transaction was in the normal course of operations and was measured at the exchange amount, which was the amount of consideration established and agreed to by the related parties.

EVENTS AFTER THE REPORTING PERIOD

On April 12, 2011 the Company announced that it has entered into a definitive arrangement agreement pursuant to which the Company will acquire all the outstanding common shares of Creston by way of a plan of arrangement, subsequent to Creston shareholder approval.

Under the plan of arrangement, shareholders of Creston will receive 0.15 of a common share of the Company and $0.08 in cash, in respect of each common share of Creston. This represents an implied premium of 43% and 40% based on each company's closing price and 20-day volume weighted average share price, respectively, as at April 8, 2011 (the last full day of trading for Creston prior to announcement).  The proposed transaction values Creston at approximately C$195.0 million.

OUTLOOK

The Company anticipates the installation of the natural gas turbine at the Mineral Park Mine to be completed in July 2011 coupled with the expansion of the mill capacity will enable the mill to process 50,000 tpd of ore. The natural gas turbine will provide the power necessary to facilitate this increased run rate.  The Company expects that this increase in mill processing will result in 2011 metal production to be as follows:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

(in millions of pounds )
Forecast	Copper	Molybdenum
2nd quarter 2011 (1)	10.9	1.6
3rd quarter 2011	14.1	1.8
4th quarter 2011	12.5	2.3
	37.5	5.7
Actual
1st quarter 2011	9.5	1.0
Total forecast 2011	47.0	6.7

(1)
On June 7, 2011, the Company announced that for the first two months of Q2 2011, the Company produced 7,538,130 pounds of copper and 1,128,674 pounds of molybdenum at its wholly owned Mineral Park mine in Arizona, as compared to total Q2 2011 production guidance for the months of April to June, of 10,163,548 pounds of copper and 1,033,558 pounds of molybdenum, representing 74% of the guided quarterly copper production and 109% of the guided quarterly molybdenum production during a period of two months of a three month quarter, with a full month of production to come.

During the first quarter of 2011, the Company produced 9.5 million total copper pounds and 1.0 million molybdenum pounds, exceeding forecasts for both.

The completion of Phase 2, which contemplates a 50,000 tpd design mill capacity, includes commissioning a second crusher, two new ball mills, eleven new rougher flotation cells, an additional waterline to connect into additional water wells and a gas line to supply the turbine. The Company expects to complete a feasibility study for the El Pilar exploration and development project at the end of the second quarter 2011 or the beginning of the third quarter 2011. The Company remains positive about the prospects of this project and expects to secure financing and begin development of the project towards the end of 2011.  The initial capital cost for the project is estimated to be $209.0 million.

The copper and molybdenum market continued to strengthen through 2010 and continued to increase during the first quarter of 2011.  The Company believes that in the near and medium term, given the recent increase in the prices of commodities that it produces, the outlook for its operations will continue to improve. There can be no assurance, however, that molybdenum demand will strengthen or that decreases in copper and molybdenum realized prices may have a material adverse effect on the Company’s operating results and financial condition. Copper sales exceeding the copper forward sales arrangement in place are subject to fluctuations in this price.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires managements to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.   Management has identified the following critical accounting policies and estimates which it believes are important for understanding the Company’s financial results and for which a change in these policies are estimate could

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

materially impact the consolidated financial statements.  The Company’s accounting policies under IFRS are disclosed in our condensed consolidated interim financial statements.

Inventories

Production inventories consist of ore on the leach pad and in-process and concentrate inventories which are carried at the lower of average production cost and net realizable value. Costs include all direct production costs and a reasonable allocation of fixed overheads. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to a saleable state. The estimates and assumptions used in measurement of the ore on the leach paid include quantities of ore stacked on leach pads, recoverable pounds of copper contained in ore stacked on leach pads, and the price per copper pound expected to be realized when the metal is recovered. The estimates and assumptions used in measurement of in-process and concentrate inventories include the determination of costs such as mining, milling, applicable site administration and depreciation related to the use of assets to process the inventory.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its inventories, which would reduce the Company’s earnings and working capital. At March 31, 2011, the average costs of inventories are below their net realizable values.

Mineral properties, plant and equipment

The Company’s mineral properties, plant and equipment are carried at cost less the associated accumulated depletion and depreciation.  In accordance with IFRS, the Company capitalizes all related costs of acquisition.

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The Company’s mining operation is depleted using the unit-of-production method.  Under the unit-of-production method, depletion and/or depreciation of mine specific assets is based on the amount of estimated recoverable reserves expected to be recovered. The ultimate amount on recoverable reserves is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan including future capital expenditures,

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

the Company could be required to write down the carrying amounts of its mine specific assets, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review.  The review is based on the Company’s intentions for development of such a project.  If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of the property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects.  Such information includes geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

Units-of-production depreciation

Estimated recoverable reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation / amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities

In connection with the closing of certain credit facilities, the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

Provision for site reclamation and closure

The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of its assets.  The Company assesses its provision for site reclamation and closure at each reporting date.  Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable.  These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Accounting for shared-based payments

The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services on behalf of the Company.  Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of awards which are expected to vest. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option.  Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

Share purchase warrants

In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

International Financial Reporting Standards

Effective January 1, 2011, Canadian publicly accountable enterprises were required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with a transition date of January 1, 2010.

The Company issued its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011, with restatement of comparative information presented to be in accordance with IFRS unless specifically noted otherwise. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in changes to the Company’s accounting policies, and internal controls over financial reporting. Our IFRS accounting policies are described in note 2 of the condensed consolidated interim financial statements

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that included the following three phases: (a) scope assessment; (b) impact assessment and (c) implementation.  The IFRS transition plan progressed according to schedule and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, information systems and technology and the impact on reporting activities. Both the audit committee and senior management were regularly updated on the progress of the project and any major issues highlighted as a result of the work performed were brought to their attention and addressed with them as necessary. With the issuance of our first interim financial statements under IFRS, the Company has completed its conversion project through the initial implementation.

Comparison of IFRS to Canadian GAAP

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company that were previously reported under Canadian GAAP.  Reconciliations from Canadian GAAP to IFRS for total equity, assets and liabilities have been prepared as well as net loss for the comparative reporting periods. These reconciliations are intended to help users of the financial statements better understand the impact of the adoption of IFRS on the Company.  Please refer to note 19 of the condensed consolidated interim financial statements for the reconciliations between Canadian GAAP and IFRS.

The key differences between the accounting policies applied in preparing its first consolidated IFRS financial statements and its accounting policies in accordance with previous Canadian GAAP that are expected to have an impact on an ongoing basis are as follows:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Share purchase warrants

Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the United States dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, with changes in fair value recognized through profit and loss. Under Canadian GAAP, all warrants were presented as equity. At December 31, 2009, the Company had warrants with C$ exercise prices included in equity. As at January 1, 2010 adjustments to the financial statements to recognize the share purchase warrant liability at fair value on transition to IFRS are recognized as an increase to share purchase warrant liability of $29.4 million, a decrease to share-based payment reserve of $10.4 million, $2.7 million recorded as a decrease in share capital to reflect the fair value of the share purchase warrants when they were granted, with the balancing amount of $16.2 million recorded as a decrease to retained earnings. An additional decrease to opening retained earnings of $17.2 million has been recorded for warrants exercised prior to the date of transition to IFRS, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity.

The accounting for share purchase warrants as required under IFRS will create earnings volatility on an ongoing basis.  For the year ended December 31, 2010, the impact on earnings was a mark to market loss of $23.5 million.  For the period ended March 31, 2011, the impact on earnings was a mark to market gain of $5.8 million.

Provision for site reclamation and closure

Under IFRS, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition resulting in an increase of $4.1 million and the recognition of a related asset, as part of the carrying value of Mineral Properties. This asset is amortized over the remaining life of the mine.

In comparison to Canadian GAAP at March 31, 2010 and December 31, 2010 the change in discount rate resulted in an increase to the provision for site reclamation and closure of $4.1 million and $5.1 million and an increase to Mineral Properties of $4.1 million and $4.5 million with a corresponding decrease to equity of nil and $0.6 million, respectively.

Fixed Asset componentization

IFRS requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components.   Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment at the date of transition of $0.6 million with a corresponding decrease to retained earnings. This

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

measurement difference resulted in further reductions in the carrying value of the related assets due to increased depreciation amounts being recognized throughout 2010 of $0.4 million.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to note 19 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios related to our credit facilities and found the transition did not significantly impact our covenants.

Control Activities

Controls over the IFRS transition process have been implemented, as necessary.  We, with the assistance of our external accounting advisors, identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies. All accounting policy changes were subject to review by senior management and the Audit Committee of the Board of Directors.

Impact on Information Systems and Technology

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS for post-convergence periods.

Anticipated changes to IFRS

The post-implementation phase of the IFRS transition will involve continuous monitoring of changes in IFRS in future periods.  The International Accounting Standards Board (IASB) continues to amend and add to current IFRS standards with several projects underway.  Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 which are based on IFRS standards issued and outstanding as of the date of this document. The Company does not currently expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2011at which time the impact on the Company will be evaluated.

Accounting Policies to be implemented effective January 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10 Consolidated Financial Statements which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements.  It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

classification within measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB intends to expand IFRS to add new requirements and has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with final standards expected in the third quarter of 2011. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the date covered by this report. Based on that evaluation, the CEO and the CFO have concluded that, due to the material weaknesses in internal controls set out below, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of internal control over financial reporting as at December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that internal control over financial reporting was ineffective, as at December 31, 2010, because of the following material weaknesses:

1)
Due to the small size and recent expansion activities of the Company, there are insufficient accounting personnel to enable effective segregation of duties over financial reporting. This includes a lack of segregation of duties related to journal entry processing and financial statement preparation and review. This deficiency is considered pervasive in nature and could result in material misstatements of the financial statements.

2)
Due to the small size and recent expansion activities of the Company, the Company's finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions. To address this risk, the Company consulted with external accounting advisors, but did not have sufficient personnel to review the work performed by the external advisors. This deficiency is considered pervasive in nature.

These material weaknesses resulted in a more than remote likelihood that a material misstatement would not be prevented or detected.

Remediation Plan

In response to these identified material weaknesses, the Company developed a remediation plan to rectify the weaknesses. The Company has done the following since December 31, 2010.

1)	The Company has engaged external consultants and has hired some of the anticipated personnel required to provide for sufficient segregation of duties.

2)	The Company has begun hiring staff with the appropriate skill set and sufficient personnel to prepare and review technical, complex, and non-routine accounting transactions.

Although progress is being made, the material weaknesses continue to exist at as March 31, 2011.

Changes in Internal Control over Financial Reporting

Other than our changes related to our IFRS transition plan, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by Management’s Discussion and Analysis.

Limitation of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.  (See “Risk Factors” above). Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the Company’s future prospects and make informed investment decisions.  This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the Securities Act (British Columbia), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe”, “anticipate” and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 31, 2011 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper heap leach operations at Mineral Park remain operationally and economically viable; (3) the Phase 2 mining and ore processing

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2011

facility expansion of Mineral Park will be operationally and economically viable and proceed as expected; and (4) any additional financing needed will be available at reasonable terms.  Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design.  Except as required by applicable securities legislation, the Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.  Readers are cautioned not to put undue reliance on these forward-looking statements.

Certain statements contained in this MD&A, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.]

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under either Mercator Minerals Ltd. or Stingray Copper Inc. filed by the Company and available on www.sedar.com. Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents. The disclosure in this MD&A of all technical information has been prepared under the supervision of Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Engineering, and Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company's Vice-President Exploration, each of whom are Qualified Persons under NI 43-101 . The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).